SUPPLEMENT Dated June 23, 2009
To The Prospectus Dated May 1, 2009

ING USA Guaranteed Account

Issued By ING USA Annuity and Life Insurance Company

This supplement updates the current prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

Under the section of the prospectus that is titled “Other Topics” subsection “The Company” please replace the paragraph that begins with “ING USA Annuity and Life Insurance Company, (“ING USA”),” with the following paragraphs:

ING USA Annuity and Life Insurance Company (“ING USA”) is an Iowa stock life insurance company, which was originally incorporated in Minnesota on January 2, 1973. ING USA is a wholly owned subsidiary of Lion Connecticut Holdings Inc. (“Lion Connecticut”), which in turn is a wholly owned subsidiary of ING Groep N.V. (“ING”), a global financial services holding company based in The Netherlands. ING USA is authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of ING USA Annuity and Life Insurance Company.

Directed Services LLC, the distributor of the Contracts is also a wholly owned indirect subsidiary of ING.

ING USA DSL Change Guaranteed Account – 154018

06/09